40 - 33

811-6463



AIM INTERNATIONAL MUTUAL FUNDS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



05064656

September 19, 2005


SEC MAIL
RECEIVED
PROCESSING
SEP 26 2005
WASH. DC
183

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-091905SEC.doc
091905 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Plaintiffs' Motion for Abeyance of Deadline to Respond to Defendants' Motion to Dismiss and to Set Briefing Schedule** and **Plaintiffs' Motion for Expedited Consideration of Plaintiffs' Motion for Abeyance of Deadline to Respond to Defendants' Motion to Dismiss and to Set Briefing Schedule** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund

AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually and on behalf of all others similarly situated, *et al.*	)	Civil Action No. 4:04cv2587 Judge Keith P. Ellison
Plaintiff,	)	**Consolidated with Actions:** 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030
vs.	)	
AIM MANAGEMENT GROUP, INC., *et al.*,	)	
Defendants.	)	

PLAINTIFFS' MOTION FOR ABEYANCE OF DEADLINE TO RESPOND TO DEFENDANTS' MOTION TO DISMISS AND TO SET BRIEFING SCHEDULE

Plaintiffs respectfully request that the Court hold in abeyance the deadline for Plaintiffs to respond to Defendants' Joint Motion to Dismiss until Plaintiffs' motion for leave to file a Second Consolidated Amended Complaint is resolved by agreement or order, and would show the Court as follows:

FACTUAL BACKGROUND

Defendants have moved to dismiss Plaintiff's Consolidated Amended Complaint. The briefing schedule on the Defendants' Joint Motion to Dismiss calls for Plaintiffs to respond to the motion by September 22, 2005.

Plaintiffs wish to file an amendment to the Consolidated Amended Complaint, to be known as the Second Consolidated Amended Complaint. The purpose of the amendment is to address certain limited aspects of the opinion in *In Re Eaton Vance*, U.S. Dist. Lexis 15731 (S.D.N.Y. Aug. 1, 2005), which came out after the Plaintiffs filed their Consolidated Amended

Complaint and shortly before the Defendants filed their motion to dismiss. The *Eaton Vance* court dismissed the plaintiffs' 36(b) claim on the basis that the plaintiffs had not properly pled a 36(b) violation. While the Plaintiffs here believe that the Consolidated Amended Complaint adequately alleged a 36(b) violation, the *Eaton Vance* opinion made it desirable to amend to address those concerns before this Court rules on the Defendants' motion to dismiss. There are other limited aspects of the Consolidated Amended Complaint that Plaintiffs wish to amend as a result of other rulings in similar cases that were handed down after the filing of the Consolidated Amended Complaint.

Plaintiffs contacted Defendants and informed them that Plaintiffs desired to file a Second Consolidated Amended Complaint and that Plaintiffs would have the amendment ready by September 22, 2005. Plaintiffs sought the agreement of Defendants that Plaintiffs could delay the filing of their response to Defendants' Joint Motion to Dismiss until after such time as the Defendants had been afforded the opportunity to examine the Second Consolidated Amended Complaint and to determine whether Defendants would agree to the filing of the amended complaint. Defendants did not agree to this course of action and instead seek to have Plaintiffs respond to the Joint Motion to Dismiss on September 22.

Plaintiffs believe that there is a good chance that they will be granted leave to file the Second Consolidated Amended Complaint, either under the liberal standard this Court will follow in deciding a motion for leave to amend, or in the event that Defendants do not oppose Plaintiffs' motion for leave to amend. Plaintiffs thus seek to delay their response to the Joint Motion to Dismiss until such time as Plaintiffs file the Second Consolidated Amended Complaint, and defendants have the opportunity to submit a renewed motion to dismiss to address the limited changes to the complaint. This course of action would require the Court to consider only one Motion to Dismiss.

RELIEF SOUGHT

Plaintiffs respectfully request that the Court order the following:

Plaintiffs will not be required to respond to the Joint Motion to Dismiss on September 22, 2005 as is currently scheduled.

Plaintiffs will file a motion for leave to file the Second Consolidated Amended Complaint on September 22, 2005. Defendants will have 10 days to respond to the motion, and Plaintiffs will have 5 days to reply.

If the Plaintiffs are granted leave to amend, the Defendants will have 30 days after the filing of the Second Consolidated Amended Complaint to file a renewed motion to dismiss. Plaintiffs will have 30 days to respond to the renewed motion to dismiss, and Defendants will have 15 days to reply.

Plaintiffs will not be required to respond to the motion to dismiss currently on file unless and until such time as the Court denies Plaintiffs' Motion for Leave to File Second Consolidated Amended Complaint, upon which occurrence Plaintiffs will file their response to Defendants' motion to dismiss within 10 days of the Order denying Plaintiffs' Motion for Leave to File Second Consolidated Amended Complaint.

Plaintiffs will not seek additional discovery until the Court rules on the current motion to dismiss or until Defendants file a renewed motion to dismiss.

Respectfully submitted,

s/ Carolyn P. Courville
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
Attorney-In-Charge for Plaintiffs

OF COUNSEL:
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
SUSMAN GODFREY L.L.P.
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666

MILBERG WEISS BERSHAD & SCHULMAN L.L.P.
Michael R. Reese
S.D. Admissions No. 206773
Steven G. Schulman
Janine L. Pollack (admitted *pro hac vice*)
Jerome M. Congress
Kim E. Miller
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone (212) 594-5300
Facsimile (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMAN, L.L.P.
Alan Schulman (admitted *pro hac vice*)
Robert S. Gans (admitted *pro hac vice*)
Jerald D. Bien-Willner (admitted *pro hac vice*)
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone (858) 793-0070
Facsimile (858) 793-0323
Co-Lead Counsel for Plaintiffs

Of Counsel:
SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone (610) 667-7706
Facsimile (610) 667-7056

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Telephone (212) 687-7230
Facsimile (212) 490-2022

WEISS & LURIE
Joseph H. Weiss, Esq.
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Telephone (212) 682-3025
Facsimile (212) 682-3010

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Telephone (410) 332-0030
Facsimile (410) 685-1300

HOEFFNER & BILEK
Thomas E. Bilek
Texas State Bar No. 02313525
440 Louisiana, Suite 720
Houston, TX 77002
Telephone (713) 227-7720
Facsimile (713) 227-9404

CERTIFICATE OF CONFERENCE

Counsel for plaintiffs has conferred with counsel for the AIM defendants, Mr. Martin Kaminsky, on Thursday, September 15, 2005, and counsel is opposed as to the disposition of the matters raised in this motion.

s/ Stephen D. Susman
Stephen D. Susman

CERTIFICATE OF SERVICE

☑ I hereby certify that on September 15, 2005, I electronically transmitted the attached document to the Clerk of Court using the ECF System for filing and transmittal of a Notice of Electronic Filing to the following ECF registrants:

Charles S. Kelley ckelley@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Paul D. Flack pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

☑ I hereby certify that on September 15, 2005, served the attached document by U.S. mail on the following, who are not registered participants of the ECF System:

Daniel A. Pollack dapollack@pollacklawfirm.com;
Martin I. Kaminsky
Edward T. McDermott etmcdermott@pollacklawfirm.com
Anthony Zaccaria azaccaria@pollacklawfirm.com;
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903

Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Jacks C. Nickens jnickens@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

s/ Carolyn P. Courville
Carolyn P. Courville

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually and on behalf of all others similarly situated, *et al.*	)	Civil Action No. 4:04cv2587 Judge Keith P. Ellison
Plaintiff,	)	**Consolidated with Actions:** 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030
vs.	)	
AIM MANAGEMENT GROUP, INC., *et al.*,	)	
Defendants.	)	

PLAINTIFFS' MOTION FOR EXPEDITED CONSIDERATION OF PLAINTIFFS' MOTION FOR ABEYANCE OF DEADLINE TO RESPOND TO DEFENDANTS' MOTION TO DISMISS AND TO SET BRIEFING SCHEDULE

Plaintiffs are currently scheduled to file a response to the Defendants' Joint Motion to Dismiss on September 22, 2005. Plaintiffs wish to file an amended complaint to address opinions which came out after the filing of the Consolidated Amended Complaint but before the Defendants' Joint Motion to Dismiss. Plaintiffs have conferred with Defendants in order to try to agree on a briefing schedule whereby Plaintiffs file an amended complaint rather than respond to the motion to dismiss. Defendants have not agreed, necessitating the filing of a motion to place the September 22, 2005 deadline in abeyance until Plaintiffs have filed a motion for leave to amend.

Plaintiffs request expedited consideration of the Motion for Abeyance of Deadline to Respond to Defendants' Motion to Dismiss so that Plaintiffs have guidance from the Court on whether they must respond to the Joint Motion to Dismiss or whether they can file an amended complaint instead.

Dated: ____________________, 2005.

Respectfully submitted,

s/ Carolyn P. Courville
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
Attorney-In-Charge for Plaintiffs

Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
SUSMAN GODFREY L.L.P.
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666

MILBERG WEISS BERSHAD
& SCHULMAN L.L.P.
Michael R. Reese
S.D. Admissions No. 206773
Steven G. Schulman
Janine L. Pollack (admitted *pro hac vice*)
Jerome M. Congress
Kim E. Miller
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone (212) 594-5300
Facsimile (212) 868-1229

BERNSTEIN LITOWITZ BERGER &
- GROSSMAN, L.L.P.
Alan Schulman (admitted *pro hac vice*)
Robert S. Gans (admitted *pro hac vice*)
Jerald D. Bien-Willner (admitted *pro hac vice*)
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone (858) 793-0070
Facsimile (858) 793-0323

Co-Lead Counsel for Plaintiffs

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone (610) 667-7706
Facsimile (610) 667-7056

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Telephone (212) 687-7230
Facsimile (212) 490-2022

WEISS & LURIE
Joseph H. Weiss, Esq.
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Telephone (212) 682-3025
Facsimile (212) 682-3010

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Telephone (410) 332-0030
Facsimile (410) 685-1300

HOEFFNER & BILEK
Thomas E. Bilek
Texas State Bar No. 02313525
440 Louisiana, Suite 720
Houston, TX 77002
Telephone (713) 227-7720
Facsimile (713) 227-9404

CERTIFICATE OF SERVICE

☑ I hereby certify that on _September 15, 2005, I electronically transmitted the attached document to the Clerk of Court using the ECF System for filing and transmittal of a Notice of Electronic Filing to the following ECF registrants:

Charles S. Kelley ckelley@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Paul D. Flack pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

☑ I hereby certify that on September 15, 2005, served the attached document by U.S. mail on the following, who are not registered participants of the ECF System:

Daniel A. Pollack dapollack@pollacklawfirm.com;
Martin I. Kaminsky
Edward T. McDermott etmcdermott@pollacklawfirm.com
Anthony Zaccaria azaccaria@pollacklawfirm.com;
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903

Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Jacks C. Nickens jnickens@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

s/ Carolyn P. Courville
Carolyn P. Courville